February 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C., 20549

Attn: Jennie Beysolow and Dietrich King

Re:	Maison Solutions Inc.

Draft Registration Statement on Form S-1

Submitted December 23, 2022

CIK No. 0001892292

Dear Ms. Beysolow and Mr. King:

Maison Solutions Inc.. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2022 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have filed today with the Commission our Draft Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

Draft Registration Statement on Form S-1 Submitted December 23, 2022

Cover page

1.	Please revise here and in the prospectus summary to clarify whether you intend to rely on the controlled company exemptions that you disclose on the cover page. In this regard, we note your disclosure that you “are permitted to elect to rely on certain exemptions from corporate governance rules of Nasdaq.” As a related matter, please revise to state, if true, that Mr. John Xu holds will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and in the prospectus summary that it does intend to rely on certain controlled company exemptions and additionally that Mr. John Xu will be able to control the management and affairs of the Company for matters requiring stockholder approval following the offering. For ease of reference the revised language is extracted below.

akerman.com

February 24, 2023

“We are a “Controlled Company” as defined under the Nasdaq Stock Market Rules because, and as long as, Mr. John Xu holds more than 50% of the Company’s voting power he will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company’s directors. Mr. Xu, who after our initial public offering will control more than 50% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. For so long as we remain a Controlled Company under that definition, we are permitted to elect, and intend, to rely on certain exemptions from corporate governance rules of Nasdaq, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.”

2.	Please disclose on the cover your firm commitment arrangement with Joseph Stone Capital, LLC. In this regard, we note your disclosure on page 94. Refer to Item 501(b)(8)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect the firm commitment arrangement with Joseph Stone Capital, LLC. For ease of reference the revised language is extracted below.

“This offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and purchase all of the shares of Class A common stock offered under this prospectus if any such shares are taken.”

Prospectus Summary, Page 1

3.	Please revise to disclose in your summary and in your risk factors the disparate voting rights of each class of stock. In your risk factors, please discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock and the dilution upon conversion of the Class A preferred stock into common stock.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 7 Draft Amendment No. 1 and in the Risk Factor on page 37 of the Draft Amendment No. 1 to reflect the risks associated with the dual class capital structure and the disparate voting power between Class A and Class B common stock, including on the price of our common stock or our shareholders’ ability to influence important transactions. The Company respectfully advises the Staff that the Company does not have “Class A” preferred stock converting into common stock and that currently there are no shares of preferred stock outstanding. For ease of reference the revised language is extracted below.

February 24, 2023

Prospectus Summary:

“Maison was initially authorized to issue 500,000 shares of common stock with a par value of $0.0001 per share. On September 8, 2021, the total number of authorized shares of common stock was increased to 100,000,000 by way of a 200-for-1 stock split, among which, the authorized shares were divided in to 92,000,000 shares of Class A common stock entitled to one (1) vote per share and 3,000,000 shares of Class B common stock entitled to ten (10) votes per share and 5,000,000 Preferred shares. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect (i) the increase of share capital as if the change of share numbers became effective as of the beginning of the first period presented for Maison Group and (ii) the reclassification of all outstanding shares of our common stock beneficially owned by Golden Tree USA Inc. into Class B common stock, which are collectively referred to as the Reclassification.”

Risk Factor:

The dual class structure of our common stock will have the effect of concentrating voting power with our CEO, John Xu, and his affiliates, which may depress the market value of the Class A common stock and will limit a stockholder or a new investor’s ability to influence the outcome of important transactions, including a change in control.

While the economic rights of our common stock are the same, the Class A common stock have one (1) vote per share, while Class B common stock have ten (10) votes per share. As of February 24, 2023, our Class B common stockholders represent approximately 62% of our voting power. Given the 10:1 voting ratio, even a significant issuance of Class A common stock, and/or a transaction involving Class A common stock as consideration, may not impact Mr. Xu’s significant majority voting position in us.

We have enacted a dual class voting structure to ensure the continuity of voting control in us for the foreseeable future. As a result, for the foreseeable future and after the consummation of the offering, Mr. Xu and his affiliates will be able to control matters submitted to stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

Mr. Xu and his affiliates may have interests that differ from other stockholders and may vote their Class B common stock in a way with which other stockholders may disagree or which may be adverse to such other stockholders’ interests. In addition, this concentrated control will have the effect of delaying, preventing or deterring a change in control of Maison, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Maison, and might have a negative effect on the market price of shares of our Class A common stock.

4.	Please revise your summary to prominently disclose the company’s current liquidity condition, including cash on hand, total debt outstanding, violation of debt covenant, and the company’s dependence on the proceeds of the offering to repay any loans and meet outstanding obligations, to the extent accurate. In this regard, we note that you are operating at a net loss as of April 30, 2022, you appear to be carrying debt and you have been dependent on debt, equity financing, and your PPP loan to fund your operations; and that due to a violation of a covenant as of June 30, 2022, your loan balance with American First National Bank was reclassified. In addition, please address how these results were impacted by conditions such as inflation, supply chain disruption and the COVID-19 pandemic.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Draft Amendment No. 1 to further describe our quality control procedures and processes, and how we ensure the best quality for our products. For ease of reference the revised language is extracted below.

“The Company had cash on hand of $1.38 million and $0.90 million as of October 31, 2022 and April 30, 2022, respectively. The outstanding debt of the Company was $3.1 million and $3.3 million as of October 31, 2022 and April 30, 2022, respectively. As of April 30, 2022 and October 31, 2022 the Company was in violation of its debt service coverage ratio covenant on its loan with American First National Bank. The Company intends to use a portion of the net proceeds from this offering to repay the outstanding $0.39 million loan with American First National Bank.

February 24, 2023

While the Company has experienced challenges due to the ongoing COVID-19 pandemic, inflation and rising supply chain costs and has historically operated at a net loss, it has been able to reduce its overall debt burden and increase cash on hand through a series of effective response and steps, including price adjustment, developing more purchasing channels, working with third-party vendors who have more buying power to get products, and replacing shortage or hot products by other brands or alternatives.

In addition, the COVID-19 pandemic has affected consumer behavior in many ways. For example, people may be less likely to shop in person and more likely to order groceries online for delivery or pickup, or people are more likely to cook and eat at home rather than eating in the restaurant. This shift in consumer behavior has brought a positive impact on our supermarket’s revenue streams.

Accordingly, our financial results for the years ended April 30, 2022 and 2021 and for the six months ended October 31, 2022 and 2021 were not materially adverse impacted by inflation, supply chain disruption and the COVID-19 pandemic, our profit margins remain stable for these reporting periods. The principal stockholder of the Company has also made a commitment to provide financial support to the Company whenever necessary and will continue to provide support following the consummation of this offering.”

Our Competitive Strengths

Superior Customer Propositions, page 4

5.	Please revise to explain the “stringent quality control procedures and processes” which you state you implement across your supply chain to ensure daily supply of the freshest products to our customers at competitive prices.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Draft Amendment No. 1 to further describe our quality control procedures and processes, and how we ensure the best quality for our products. For ease of reference the revised language is extracted below.

●	“Superior Customer Propositions: We implement stringent quality control procedures and processes across our supply chain, from procurement to inventory and logistics to ensure daily supply of the freshest products to our customers at competitive prices. At the store level we perform three rounds of quality control to each product on a daily basis:

●	At the time of delivery, our delivery specialist performs comprehensive product checks to ensure product quality. If a considerable amount of product are not in saleable condition, we will request return of such products or credits from the suppliers.

●	As we move our products onto the shelves, our staff will perform a second round of quality control checks, and we do not place products that are damaged or otherwise unfit for sale on the supermarket shelves.

●	After close of business, we bring perishable, unsold products back to storage to ensure that they remain in saleable condition and we consistently monitor the sell-by dates on dry good products to ensure that they remain in compliance.

●	We perform extensive checks on products delivered to our stores prior to accepting them and return or reject any products that are damaged or expired.

●	Our distributors utilize the cold chain supply method and vacuum sealing to keep perishable products such as meat and seafood fresh from the point of origin until it reaches our stores and to limit damage caused by fluctuating temperatures, air and moisture.

●	Our produce distributors perform quality control checks prior to packaging and delivery to remove any products unsuitable for sale and additionally, much of the produce we sell is grown in greenhouses under controlled conditions.”

February 24, 2023

Risks Related to our Industry

Economic conditions that impact consumer spending could materially affect our business, page 6

6.	Please update this risk factor to identify the types of inflationary pressures that have materially impacted your operations and how your business has been affected. In this regard, we note your disclosure on page 44 that “inflation increased [y]our purchase costs, occupancy costs and payroll costs and that [t]o offset inflationary pressures, [you] have increased [y]our products’ selling price to cover these increased costs.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Draft Amendment No. 1 to further describe the impact of inflationary pressures on our business and operations. For ease of reference the revised language is extracted below.

Risk Factor:

Economic conditions that impact consumer spending could materially affect our business.

Our results of operations may be materially affected by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives in response to economic conditions. Current and/or future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs and other matters could reduce consumer spending. In addition, increases in utility, fuel and commodity prices could affect our cost of doing business by increasing the cost of illuminating and operating our stores and the transportation costs borne by our third-party service providers, which they may seek to recover through increased prices charged to us. We may not be able to recover these rising costs through increased prices charged to our customers and these increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, recent increases in inflation have directly impacted our purchase costs, occupancy costs and payroll costs leading us to increase prices to offset these inflationary pressures. Continued increased in inflationary pressures combined with reduced consumer spending, could reduce gross profit margins. As a result, our business, financial condition and results of operations could be materially adversely affected.

Disruption of any significant supplier relationship could negatively affect our business, page 19

7.	In an appropriate place in your prospectus, please disclose the material terms of your agreements with the primary suppliers discussed in this risk factor. Please also file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Draft Amendment No. 1 and respectfully advises the Staff that the Company does not have agreements in place with its primary suppliers. For ease of reference the revised language is extracted below.

Risk Factors:

Disruption of any significant supplier relationship could negatively affect our business.

We work with four primary suppliers. These primary suppliers accounted for approximately 61.3% and 58.0% of our total purchases in fiscal years 2022 and 2021, respectively. Due to this concentration of purchases from these primary suppliers, the cancellation of our supply arrangement with any of them or the disruption, delay or inability of any of them to deliver products to our stores may materially and adversely affect our operating results while we attempt to establish alternative distribution channels. If our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. In addition, we also do not have agreements in writing with these suppliers, and we may not be able to contract with them on acceptable terms or at all. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms if at all. The price may increase in doing business through these suppliers which could adversely affect our business, financial condition and results of operations.

February 24, 2023

Risks Related to Ownership of our Common Stock and this Offering

We are a controlled company within the meaning of the Nasdaq Stock Market..., page 34

8.	Please revise to disclose the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Draft Amendment No. 1 to further describe the risks posed to stockholders arising from its controlled company status, including the anti-takeover effects of this ownership. For ease of reference the revised language is extracted below.

Risk Factor:

We are a “Controlled Company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may, and intend to, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will remain, a “Controlled Company” as defined under the Nasdaq Stock Market Rules because, and as long as, our CEO, John Xu, holds more than 50% of the Company’s voting power he will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company’s directors and the acquisition of us by a third party. For so long as we remain a controlled company under that definition, we are permitted, and intend, to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements, including that a majority of the members of our board of directors may not be independent directors, and our nominating and corporate governance and compensation committees may not consist entirely of independent directors. Additionally, in the event that a third party were to seek to acquire us there can be no guarantee, even if that third party’s offer were consider beneficial, that such a transaction would be contemplated resulting in your ability to obtain a premium for your shares being limited.

February 24, 2023

Use of Proceeds, page 38

9.	Please disclose the order of priority for your intended use of proceeds. If the priority is reflected in the order in which the uses have been listed, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Draft Amendment No. 1 as requested. For ease of reference the revised language is extracted below.

“We currently intend to use the net proceeds to us from this offering primarily for (i) completing the acquisition of the remaining 90% equity interests in (a) the Alhambra Store from Ms. Grace Xu, the wife of our CEO Mr. John Xu, and (b) Dai Cheong from Mr. Xu, by paying off the SBA loans held by each entity of approximately $2.0 million and $2.4 million, respectively, as partial consideration for such acquisitions; (ii) opening new center stores, including a flagship store in Rowland Heights, California; (iii) repaying our two loans of approximately $0.39 million in aggregate with American First National Bank, which loans have an interest rate of 4.5% per annum and a maturity date of March 2, 2024; (iv) research and development of our operating systems with JD.com, including upgrading our ERP system and POS system; (v) developing our business online and (vi) making upgrades and performing renovations to our existing stores.”

10.	Please briefly state and describe the cost of the new store acquisitions and expansion. Include the name of affiliates from which you are to acquire such assets. In this regard, we note disclosure on page 6 that you acquired 10% of the equity interest in HKGF Market of Alhambra, Inc. from Ms. Grace Xu, who is Mr. John Xu’s wife. Additionally, state the names of the entities you intend to acquire, if applicable, and describe the principle followed in determining the cost to you. Please refer to Instruction 5 and 6 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Draft Amendment No. 1 to confirm our intention to use a portion of the proceeds of this offering to acquire the remaining 90% equity interests in both (i) Dai Cheong Trading Company, Inc. (“Dai Cheong”) from John Xu, the Company’s CEO, and (ii) HKGF Market of Alhambra, Inc. from Grace Xu, the wife of Mr. Xu, by paying off the SBA loans held by each entity of approximately $2.0 million and $2.4 million respectively. The Company intends that the consideration for such acquisitions will consist in part of the cash used for the two loan payoffs. The Company advises the Staff that it will not use any offering proceeds for any other acquisitions.

Please refer to the “Use of Proceeds” section on page 41 for additional information. For ease of reference the revised language is extracted below.

“We currently intend to use the net proceeds to us from this offering primarily for (i) completing the acquisition of the remaining 90% equity interests in (a) the Alhambra Store from Ms. Grace Xu, the wife of our CEO Mr. John Xu, and (b) Dai Cheong from Mr. Xu, by paying off the SBA loans held by each entity of approximately $2.0 million and $2.4 million, respectively, as partial consideration for such acquisitions; (ii) opening new center stores, including a flagship store in Rowland Heights, California; (iii) repaying our two loans of approximately $0.39 million in aggregate with American First National Bank, which loans have an interest rate of 4.5% per annum and a maturity date of March 2, 2024; (iv) research and development of our operating systems with JD.com, including upgrading our ERP system and POS system; (v) developing our business online and (vi) making upgrades and performing renovations to our existing stores.”

11.	Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please file any applicable loan agreement as an exhibit to the registration statement. In this regard, we note your disclosure that you have outstanding loan facilities of approximately $0.6 million due to American First National Bank and approximately $2.6 million due to the SBA.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Draft Amendment No. 1 to confirm our intention to use a portion of the proceeds of this offering to repay the $0.39 million due to American First National Bank as of February 2, 2023. Further, the Company respectfully advises the Staff that it does not intend to use any of the proceeds of this offering to repay the approximately $2.6 million due to the SBA loans held by Maison. Please refer to the “Use of Proceeds” section on page 41 for additional information. For ease of reference the revised language is extracted below.

“We currently intend to use the net proceeds to us from this offering primarily for (i) completing the acquisition of the remaining 90% equity interests in in (a) the Alhambra Store from Ms. Grace Xu, the wife of our CEO Mr. John Xu, and (b) Dai Cheong from Mr. Xu, by paying off the SBA loans held by each entity of approximately $2.0 million and $2.4 million, respectively, as partial consideration for such acquisitions; (ii) opening new center stores, including a flagship store in Rowland Heights, California; (iii) repaying our two loans of approximately $0.39 million in aggregate with American First National Bank, which loans have an interest rate of 4.5% per annum and a maturity date of March 2, 2024; (iv) research and development of our operating systems with JD.com, including upgrading our ERP system and POS system; (v) developing our business online and (vi) making upgrades and performing renovations to our existing stores.

We intend to use any remaining balance of the net proceeds for general corporate purposes, including working capital, sales and marketing activities, general administrative matters, operating expenses and capital expenditures. We will have broad discretion over the uses of the net proceeds in this offering.”

February 24, 2023

Capitalization, page 40

12.	Please revise to include your indebtedness in your tabular disclosure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Draft Amendment No. 1 to include its indebtedness in the tabular disclosure.

We’ve revised the capitalization table to include the Company’s indebtedness.

	As of April 30, 2022
	Actual(1)	Pro Forma As Adjusted
Cash and cash equivalents	898

Long-term loan payables (current and non-current portion)	3,294

Shareholders’ Deficit:
Class A common stock	1.4
Class B common stock	0.2
Shares to be issued
Statutory reserve
Accumulated deficit	(727.5)
Noncontrolling interest	(119.6)
Total shareholders’ deficit	(847)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Operating Results

Supply chain disruptions, page 44

13.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Draft Amendment No. 1 to further describe the impact of supply chain disruptions. For ease of reference the revised language is extracted below.

“Supply chain disruptions

Due to ongoing inflationary and supply chain pressures related to the COVID-19 pandemic, the Company has experienced financial pressure when ordering and receiving products during 2021 and through September 2022. Specifically, the Company was impacted by increased shipping costs attributable to container shortages, port delays, and truck and driver shortages. We attempted to mitigate these disruptions by diversifying our supply chains, establishing backup plans, and increasing our inventory levels, as well as adjusting our products’ price.  During the fourth quarter of 2022, the Company has been able to evolve its operations to successfully navigate such challenges, including the diversification of its supplier network, the adjustment of its inventory purchase pattern, and the continued focus on and investment in automation in its operations and its E-commerce platform. To gain buying power, the Company works with third-party vendors, who have more buying power to get products. To work with these third-parties, the Company needs to provide prepayments per order. Moreover, over the course of 2022, we have seen a gradual easing of shipping costs and improvement in on-time shipping from our overseas vendors. While these supply chain challenges have led to an increase in costs to consumers, they have not materially impacted our ability to offer products and our sales increased during the fourth quarter of 2022. For the six months ended October 31, 2022 our sales were $25.6 million, a $5.6 million increase from October 31, 2021, and gross profit increased $1.4 million from October 31, 2021. We have been able to remain stable during this challenging period as our sales were $42.0 million and $41.2 million for the years ended April 30, 2022 and April 30, 2021, respectively. Additionally, our gross profit remained at $8.3 million for the years ended April 30, 2022 and April 30, 2021.”

February 24, 2023

Liquidity and Capital Resources, page 50

14.	Please disclose in detail the terms and conditions of the commitment made by the principal shareholder of the company to provide financial support to the company whenever necessary. As a related matter, please state the name of the principal shareholder. Please file any agreement related to this commitment, if applicable, as an exhibit.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Draft Amendment No. 1 to clarify that there is no formal agreement with the principal shareholder memorializing his commitment to provide financial support to the Company. For ease of reference the revised language is extracted below.

“We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs for our existing business in the next 12 months from the date of the issuance date of the financial statements. However, we plan to use part of the proceeds from this offering to support our business expansion described above. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may also seek to issue additional debt or obtain financial support from shareholders. The principal stockholder of the Company has made a commitment to provide financial support to the Company whenever it is necessary to do so and will continue to provide support following the consummation of this offering.”

15.	Please clarify whether you believe there is adequate amounts of cash to meet your working capital needs and plans for cash in the next 12 months “from the most recent fiscal period end required to be presented” and separately beyond the next 12 months. In this regard, we note your disclosure that you believe that the current cash will be sufficient to meet the working capital needs in the “next 12 months from the date the audited financial statements were issued.” See Item 303(b)(1) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Draft Amendment No. 1 to clarify its belief that there is adequate amounts of cash to meet our working capital needs and plans for cash in the next 12 months “from the date of this prospectus” and separately beyond the next 12 months. For ease of reference the revised language is extracted below.

“We plan to acquire and open additional supermarkets with a portion of the proceeds of this offering to expand our footprint to both the West Coast and the East Coast, this includes completing the acquisition of the remaining 90% equity interests in both the Alhambra Store and Dai Cheong; opening new satellite stores in both Southern and Northern California in 2024 or 2025; acquiring up to five (5) center stores in 2024 and 2025 as part of our East Coast expansion; establishing a new warehouse in New York City to serve the East Coast by the end of 2025. Upon completion of our East Coast expansion, we expect that we will operate a total of ten center stores by the end of 2025.

To accomplish such expansion plan, we estimate the total related capital investment and expenditures to be approximately $35 million - $40 million, among which approximately $13 million - $16 million will be required within the next 12 months to support our preparation and opening of new stores in Southern and Northern California and acquiring additional supermarkets in the East Coast, based on management’s best estimate as of the date of this prospectus. We will also need approximately $0.65 million to fully settle our loan from American First National Bank.

February 24, 2023

We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs for our existing business in the next 12 months from the date of this prospectus. However, we plan to use part of the proceeds from this offering to support our business expansion described above. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may also seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made commitment to provide financial support to the Company whenever necessary and will continue to provide support following the consummation of this offering.

All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditure. There is no assurance that the investment to be made by us as contemplated under our future expansion plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business—We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business” and “Risk Factors—Risks Related to Our Industry—We will require significant additional capital to fund our expanding business, which may not be available to us on satisfactory terms or at all, and even if it is available, failure to use our capital efficiently could have an adverse effect on our profitability.”

Certain Relationships and Related Party Transactions, page 84

16.	Please revise to disclose the approximate dollar value of the amount of the interests of each of John Xu and Grace Xu’s transaction. See Item 404(a)(4) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Draft Amendment No. 1 to reflect the approximate dollar value of the amount of the interests of each of John Xu and Grace Xu’s transaction. For ease of reference the revised language is extracted below.

“The following includes a summary of transactions since July 2019 and any currently proposed transactions to which we were or are expected to be a participant in which any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest. Most of these transactions are between John Xu, our majority shareholder, chairman of the board and chief executive officer, and us.

●	On October 29, 2019, the Company acquired a 25% equity interest of Hong Kong Supermarket of Monterey Park, Ltd for $0.66 million. On January 1, 2020, the Company sold the 25% equity interest of Hong Kong Supermarket of Monterey Park, Ltd to HZV Holding Inc. for $0.66 million, a company owned by John Xu.

●	In fiscal year 2020, the Company borrowed $1,863,666 at 0% interest per annum from Ideal Investment, a company owned by John Xu. As of April 30, 2020, the Company has converted all payables from Ideal Investment to shares and the balance was zero.

●	In fiscal year 2020, the Company lent $20,000 at 0% interest per annum to Good Fortune CA3, LP, a company owned by John Xu. Good Fortune CA3, LP repaid this amount in full as date of this offering document.

February 24, 2023

●	As of April 30, 2021, the Company has borrowed $86,288 at 0% interest per annum from John Xu. The Company paid back this amount in 2022.

●	In fiscal year 2021, the Company lent $270,000 at 0% interest per annum to JC International Group LLC, a company owned by John Xu. .. JC International Group LLC repaid in full as date of this offering document.

●	In fiscal year 2021, the Company lent $60,000 at 0% interest per annum to Ideal Investment, a company owned by John Xu. Ideal Investment has paid back this amount as of April 30, 2022.

●	In fiscal year 2021, the Company lent $30,000 at 0% interest per annum to Ideal City Capital, a company owned by John Xu. Ideal City Capital has paid back this amount as of April 30, 2022.

●	In fiscal year 2021, the Company lent $122,000 at 0% interest per annum to Fawler Development, a company owned by John Xu. Fawler Development has paid back this amount as of April 30, 2022.

●	In fiscal year 2021, the Company lent $43,100 at 0% interest per annum to Good Fortune CA3, LP, a company owned by John Xu. Good Fortune CA3, LP has paid back this amount as of April 30, 2022.

●	On May 1, 2021, the Company acquired a 10% equity interest of Dai Cheong Co., Inc, a California corporation, from DC Holding. DC Holding is owned by John Xu. The purchase price for this transaction was $162,665.

●	As of April 30, 2022, the Company lent $20,000 at 0% interest per annum to Good Fortune CA3, LP, a company owned by John Xu, this amount was repaid on July 29, 2022.

●	In fiscal year 2022, the Company borrowed $30,825 at 0% interest per annum from Ideal City Capital, a company owned by John Xu. This amount was repaid on October 19, 2022.

●	In fiscal year 2022, the Company borrowed $108,361 at 0% interest per annum from JC International Group LLC, a company owned by John Xu. This amount was repaid on October 19, 2022.

●	As of April 30, 2022, the Company owed John Xu $174,594. This amount was repaid on October 20, 2022.

●	As of April 30, 2022, the Company owed Grace Xu $40,775. This amount was repaid on October 20, 2022.

●	On December 31, 2021, the Company acquired a 10% equity interest of HKGF Market of Alhambra, Inc., the legal entity holding the Alhambra Store, from Grace Xu. The purchase price for this transaction was $40,775.

●	On June 30, 2022, the Company acquired 100% of the equity of GF Supermarket of MP, Inc. from DNL Management Inc. (51% ownership) and Ms. Grace Xu (49% ownership). This acquisition was treated as a related party transaction. The purchase price for this transaction was $1.5 million.”

February 24, 2023

Description of Capital Stock
Undesignated Preferred Stock

Liability and Indemnification, page 88

17.	We note your reference to the section titled “Management — Limitation on Liability and Indemnification Matters” for a discussion of limitation on liability and indemnification, however, there does not appear to be such a section. Please revise your disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the Company has added the section “Management — Limitation on Liability and Indemnification Matters” on page 91. For ease of reference the revised language is extracted below.

“Limitation on Liability and Indemnification Matters

We have entered into Indemnification Agreements with our directors and officers that contain provisions that limit their personal liability for monetary damages. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

Our amended and restated bylaws will provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her.

The limitation of liability represented by the indemnification agreements and the indemnification provisions in our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.”

Exhibits

18.	Please file as an exhibit the series of agreements with JD E-commerce America Limited and the U.S. subsidiary of JD.com, including the Collaboration Agreement and Intellectual Property License Agreement, discussed on page 71. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has added as exhibits to this prospectus the series of agreements with JD E-commerce America Limited and the U.S. subsidiary of JD.com, including the Collaboration Agreement and Intellectual Property License Agreement, discussed on page 71 to the exhibit list and will file these agreements with the public turn of this registration statement.

February 24, 2023

General

19.	Please provide us with your analysis of whether financial statements are required for your intended acquisition of Dai Cheong Trading Inc., HKGF Market of Alhambra, Inc. and the five stores as part of your East Coast expansion as well the acquisition GF Supermarket of MP, Inc. Refer to Rule 8-04 and 3-05 of Regulation S-X. Please note the specific guidance for acquisitions of a group of related businesses in Rule 3-05(a)(3) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have determined that our potential acquisitions of Dai Cheong Trading, Inc. and HKGF Market of Alhambra, Inc., as well as the five stores as part of our intended East Coast expansion are not “probable” acquisitions under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the potential acquired entities are not required. We based our determination that these potential acquisitions are not “probable” upon many facts, including the absence of a binding letter of intent or definitive purchase and sale agreement for each, as well as our dependence on the IPO proceeds to secure the necessary financing to complete the acquisitions.

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials.

RESPONSE: In response to the Staff’s comment, the Company acknowledges that it will provide to the Staff in due course supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not we retained, or intend to retain, copies of those communications. We will contact the Staff to discuss how to submit the materials.

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We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Mark Y. Liu, Esq.
Akerman LLP

cc:	John Xu

Chief Executive Officer

Alexandra Lopez

Chief Financial Officer

Christina Russo

Akerman LLP